ENDORSEMENT

Effective immediately, Equitable amends your Contract. For purposes of this Endorsement, reference to Contract will also include "Certificate" and reference to Guaranteed Interest Option will also include Guaranteed Interest Division.

This Endorsement modifies your Contract with respect to the yearly Guaranteed Interest Rate that will be credited to the amount that you have in the Guaranteed Interest Option. The yearly Guaranteed Interest Rate will not be less than 1.50%.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



/s/ Christopher M. Condron               /s/ Pauline Sherman
--------------------------               -------------------
Christopher M. Condron                   Pauline Sherman
Chairman and Chief Executive Officer     Senior Vice President,
                                         Secretary and Associate General Counsel


2003GIARATE